Exhibit 14.1

CODE OF ETHICS AND CONDUCT

Summary:

Chief Executive Officer		2
1.	Applicability	3
2.	Principles and Values	3
3.	Respect for the Individual	3
4.	Social and Environmental Responsibility	3
5.	Relationship with Suppliers, Service Providers and Partners	4
6.	Relationship with Costumers	4
7.	Relationship with Competitors	4
8.	Relationship with Public Officials	4
9.	Prohibition of Corruption	5
10.	Anti-Money Laundering	5
11.	Prohibition of Political Donations	6
12.	Charitable Donations and Sponsorships	6
13.	Gifts, Souvenirs and Entertainment	6
14.	Conflicts of Interest	6
15.	Duty of Secrecy	8
16.	Protection and Proper Use of Assets of the Organization	9
17.	Quality of the Public Disclosures	9
18.	Compliance with Laws, Rules and Regulations	10
19.	Application of the Code and Training	11
20.	Ethics Channel	11
21.	Violations and Application of Penalties	12
22.	Review, approval and application of this Code	13
23.	Term of Commitment	13

Message from the CEO

This Code of Ethics and Conduct (the “Code”) is intended to establish principles, values and conduct expected from all employees, managers, executives and officers (jointly, “Employees”) as well as third-party service providers, suppliers and other business partners of the business group of Arco Platform Limited, including its subsidiaries, controlled companies, under common control or associate companies (“Organization”, “Arco Group”, “Arco” or “Company”).

All provisions of this Code were prepared based on the ethical principles and values of the Arco Group, and as set out in applicable legislation including, but not limited to, Brazilian Law 12,846/2014 (the “Anti-Corruption Law”), Brazilian Decree 8,420/2015, Brazilian Law 8,429/1998 (the “Administrative Improbity Law”), Brazilian Law 9,613/1998 (the “Anti-money Laundering Law”) and applicable regulations of the Securities Exchange Commission (“SEC”).

The provisions of this Code establish key principles which govern the policies of the Organization and determine the conduct of professional activities within the Organization. It is the responsibility of Arco Group’s leadership to practice, and ensure the practice, of the terms and conditions set forth in this Code within their respective departments, constantly strengthening business, civil and ethical identity in all of its relationships.

Employees of the Arco Group must promote a culture of honesty and responsibility. The commitment to the highest level of ethical conduct must be reflected in all activities and business of the Organization, including, but not limited to, relationships with employees, customers, suppliers, competitors, national or foreign governmental authorities, the public and shareholders.

This Code was approved by the Board of Directors of Arco Platform Limited on September 11, 2018 and shall come into force as of this date.

Ari de Sá Cavalcante Neto

Chief Executive Officer

1.                                      Applicability

This Code applies to all Employees of the Arco Group.

2.                                      Principles and Values

The ethical values that guide relationships of the Organization with its different stakeholders are based on the principles of honesty, integrity, transparency and respect. The Organization establishes relationships of mutual trust built upon ethical principles required to carry out the business.

The Arco Group expects that whenever any of its Employees have doubts as to how to act, he/she will act according to the principles and values of the Arco Group, namely:

(i)                                     Ethics: to act with honesty, truthfulness and in a fair and transparent manner with everyone, without violating this Code, other policies of the Organization or any applicable legislation in force;

(ii)                                  Responsibility: to act with commitment to building and protecting tangible and intangible assets of the Organization and to act in accordance with human, social and environmental rights;

(iii)                               Professionalism: to behave professionally and take efficient action, always seeking the best interests of the Organization, including by complying with the other principles and values set forth in this Code and in accordance with the standards due in labor relations.

3.                                      Respect for the Individual

Our highest commitment is to ethical values and to respect for the individual - including to our Employees, customers, suppliers and other business partners. That is why we seek to promote a pleasant, stimulating, discrimination-free working environment that enables diversity, creativity and productivity.

The Arco Group prohibits all forms of discrimination or disrespect, as well as any conduct that could harm the dignity of any individual. Respect for human rights must be guaranteed to all individuals who interact with the Organization, regardless of, but not limited to, race, gender, sexual orientation, nationality, ethnicity, language or religion

4.                                      Social and Environmental Responsibility

We are committed to protecting the environment and ensuring the health and safety of our workers. We must make an effort to comply with environmental protection laws, provide a safe and healthy working environment and avoid harmful impacts on the environment.

5.                                      Relationship with Suppliers, Service Providers and Partners

Our relationship with suppliers, service providers and other business partners must be based on ethical, transparent, legal and fair practices carried out in good faith. Business negotiations must always be based on the impartial selection of suppliers, service providers or other business partners, as well as on the adoption of strictly technical and commercial decision-making criteria, always in the best interests of the Organization.

We expect our suppliers, service providers and other business partners to comply with all legal requirements relating to health and safety, labor relations, the environment, supply chain ethics and transparency, as well as to commit to this Code.

6.                                      Relationship with Costumers

•                                          Customer service must be polite and efficient, focused on delivering solutions of excellence and carried out with great discipline, with ethics and with the utmost respect for customers’ rights.

•                                          Information provided to customers regarding Arco Group’s products must not be incorrect or misleading.

•                                          All issues raised by customers of the Organization will be analyzed and answered according to and within a time frame appropriate to the circumstances underlying each case.

•                                          The Organization undertakes the obligation not to disclose, copy or disseminate any confidential customer data that it may have access to, arising from the Organization’s relationship with the customers, except by judicial order.

7.                                      Relationship with Competitors

We must ensure fair competition and must not engage in business that is harmful to consumers, the public market or society. Agreements with competitors to set prices, to segment market shares, to restrict dealings with certain suppliers or to participate in fictitious transactions, and any other anti-competitive agreements, are against the laws of free competition and, therefore, are not allowed.

8.                                      Relationship with Public Officials

Our relationship with governmental authorities, national or foreign, must always be based on transparency, honesty and good faith.

Employees must comply with the following rules of conduct in their interactions with public officials: (i) maintain ethical, professional, polite and transparent relationships with public officials; (ii) comply with legal requirements and requests made by public authorities to obtain any contracts, licenses, permits, authorizations and decisions; and (iii) if there is a need for meetings between Employees and public officials, these must (a)

take place, whenever possible, in the presence of at least two (2) individuals representing the Organization and with prior scheduling in writing notice, and (b) the Arco Group shall keep clear and accurate records of meetings held.

Except in certain limited circumstances, the United States Foreign Corrupt Practices Act (“FCPA”) prohibits giving anything of value directly or indirectly to any “non-U.S. official” for the purpose of obtaining or retaining business. When in doubt as to whether a contemplated payment or gift may violate the FCPA, the Employees must contact their immediate supervisor or the Legal Department before taking any action.

9.                                      Prohibition of Corruption

The Arco Group does not tolerate acts of corruption, neither by its Employees nor by its suppliers, service providers or other business partners.

The promise, offer or delivery of any unfair advantage, direct or indirect (in cash or anything of value) to a Public Official or to a third party related to a Public Officials is strictly prohibited. We also do not allow, authorize or tolerate requests for any third party to perform any of these acts on our behalf or for the benefit of our Organization, in particular with respect to suppliers and service providers.

In addition to breaching ethical precepts, violations of anti-corruption laws may jeopardize the image and reputation of the Organization and its Employees, impair its economic value and impact its sustainability and longevity. Acts of an unlawful nature may result in the civil, administrative and criminal liability of the Organization and its Employees. Any conduct of this nature must be reported through the Ethics Channel of the Organization, through “Talk to Us” (available on the webpage of each department) or directly to the Legal Department.

The Organization encourages all of its Employees to promptly report, by means of its Ethics Channel, any violations or suspected violations of this Code, other policies of the Organization and the applicable anti-corruption legislation and regulations.

10.                               Anti-Money Laundering

Arco is committed to preserving its reputation in the financial community by assisting efforts to combat money laundering and terrorist financing. Money laundering is the practice of disguising the ownership or source of illegally obtained funds through a series of transactions to “clean” the funds so they appear to be proceeds from legal activities.

The Arco Group adopts measures to reduce the extent to which its facilities, products and services can be used for a purpose connected with market abuse or financial crimes. Additionally, where necessary, the Organization screens customers, potential customers and suppliers to ensure that our products and services cannot be used to facilitate money laundering or terrorist activity. If you have any questions about our internal anti-money laundering process and procedure, please consult the Legal Department.

11.                               Prohibition of Political Donations

Employees of the Arco Group are prohibited from making donations on behalf of the Organization to political parties or candidates running for public offices.

12.                               Charitable Donations and Sponsorships

In order to avoid compliance issues with anti-corruption laws, the Organization and its Employees may make charitable donations only when they (i) are permitted by applicable legislation, (ii) are not made with the purpose of obtaining or retaining any advantage or favoring inappropriate business, and (iii) are made to registered and reputable charitable institutions.

Sponsorships are monetary contributions to an action organized by a third party for the purpose of advertising or publicizing the Arco Group. Employees responsible for contributions that are of a sponsorship nature must ensure that such activities are transparent, conducted by means of a written agreement, for legitimate commercial purposes and in accordance with the return proposed by the third-party.

The Board in charge of the department which is making the donation must be the body responsible for approving all disbursements related to charitable donations and sponsorships. Each year, the Organization shall disclose in a transparent manner all costs of such nature in the form “Form 20-F”, submitted to the SEC.

13.                               Gifts, Souvenirs and Entertainment

In order to ensure impartiality in any situation, such as eliminating a possible expectation of retribution or favor, the Organization prohibits its Employees from accepting or requesting gifts, souvenirs, commissions or privileges for the purpose of obtaining financial or other advantages, except as would be appropriate for business purposes with customers or suppliers, or in the case of souvenirs of low value. A souvenir will be considered of low value when the value does not exceed R$ 300.00.

In cases where it is not possible to refuse gifts or souvenirs, the Employee must send the souvenir or gift to a charitable institution appointed by the Organization, or the aforementioned souvenir or gift must be entered into a drawing among all the Employees, according to the rules specifically established by the human resources department.

14.                               Conflicts of Interest

Conflicts of interest may occur when a particular interest of one of the Employees interferes in some way, or seems to interfere, with the interests of the Company, hindering or preventing him/her from doing his/her job in the best interests of the Company or its shareholders. Conflicts of interest may also arise when an employee, officer or director (or a member of his/her family) receives improper personal benefits as a result of the employee’s, officer’s or director’s position.

It is the duty of all Employees to act with integrity and to avoid potential, real or apparent conflicts of interest in their personal and professional relationships while conducting their activities. The following may be considered examples of situations with a conflict of interest:

•                                          Working simultaneously for the Organization and for any of its competitors, customers or suppliers;

•                                          Taking advantage of any form of business opportunity made available through the use of property and information of the Arco Group or through one’s corporate position in the Organization, or developing activities or investing in companies that compete with Arco somehow;

•                                          Competing with the Organization for the purchase or sale of properties, products, services or other interests;

•                                          Participating, directly or indirectly, in a transaction involving the Organization on one hand, and a competitor, customer or supplier on the other hand (except where acting in the capacity of an employee, executive or officer of the Company and not including routine investments in publicly traded companies);

•                                          Participating in the selection of suppliers or service providers conducted by the Company where the suppliers or service providers represent your friends, next of kin or a business owned by you;

•                                          Using information of the Organization that is not publicly disclosed (privileged information) on behalf of, or providing such information to, the members of your family, friends or other persons in order to obtain personal advantages in the negotiation of securities or for commercial purposes;

•                                          Accepting gifts of more than what is understood to be modest value or receiving personal discounts (if such discounts are not generally offered to the public) or other benefits as a result of your position at the Company from a competitor, customer or supplier; and

•                                          Receiving loans or guarantees of any obligations as a result of your position in the Company.

Situations involving conflicts of interest are not always easy to identify. Therefore, Employees must report to the Legal Department or through the Ethics Channel any situations of conflicts of interest, either obvious or suspicious.

In the event that an actual or apparent conflict of interest arises between the personal and professional activities of an employee, officer or director, such employee, officer or director is required to handle the conflict of interest in an ethical manner in accordance with the provisions of this Code.

15.                               Duty of Secrecy

Sensitive or confidential information represent a valuable asset to the Organization. The protection of such information, except where required by judicial order or requested by a regulatory body, plays a vital role in the continued growth of the Organization and in its ability to compete in the market.

All Employees have the obligation to protect and not disclose any sensitive or confidential information of the Company. For the purposes of this Code, sensitive or confidential information is considered to be all information that, if disclosed, may result in material or reputational damage to the Organization or any of its Employees.

The following can be considered sensitive or confidential information:

•                                          Financial data, such as revenues and levels of indebtedness of the Organization;

•                                          Business strategies of the Organization;

•                                          Information on investigations or other procedures in light of suspected irregularities involving the Organization;

•                                          Trade secrets, patents, trademarks and copyrights;

•                                          Research and new product plans, goals and strategies, records, databases and salary and benefits data;

•                                          Lists of customers, employees and suppliers; and

•                                          Any financial information or prices not publicly disclosed.

The obligation to protect sensitive and confidential information of the Organization remains even after the Employee has been dismissed, who should, whenever possible, return any documents or materials containing such information to the Organization.

Unauthorized use or distribution of proprietary information violates the Company’s policy and could be unlawful. Such use or distribution could result in negative consequences for both the Company and the individual involved, including potential legal and disciplinary action. We respect the property rights of other companies and their proprietary information and require our employees, officers and directors to do so as well.

15.1.                     Trading on Inside Information

Using non-public information of the Arco Group to trade in securities, or providing family members, friends or any other person with non-public Arco information, is illegal. All non-public information of the Arco Group should be considered confidential information and should never be used for personal gain. Employees are required to familiarize themselves and comply with Arco’s Policy Against Insider Trading, copies of which are available at the Legal Department. Employees must contact the Department of Relationships with Investors with any questions about your permission, or not, to buy or sell securities.

15.2.                     Corporate Opportunities

Employees, officers and directors are prohibited from taking personal advantages of business opportunities discovered through the use of corporate resources, information or position. No employee, officer or director may use corporate resources, information or position for personal gain, and no employee, officer or director may compete with the Arco Group. Competing with Arco involves engaging in the same line of business as the Company or any situation in which the employee, officer or director takes away from Arco opportunities for purchase or sale of property, products, services or interests. Employees, officers and directors have an obligation to the Company to advance its legitimate interests when the opportunity to do so arises.

16.                               Protection and Proper Use of Assets of the Organization

It is not permitted to use assets and resources of the Organization, such as hardware, software, telephones, various devices, materials or proprietary information of the Company for works not related to the strict professional activities of each Employee, unless expressly authorized.

The loss, theft and misuse of assets and resources of the Company may directly affect its profitability. Therefore, all Employees must seek to protect assets of the Organization from this type of situation. In addition, any loss, theft and misuse of assets must be promptly reported through the Ethics Channel.

17.                               Quality of the Public Disclosures

The Company has the responsibility to effectively communicate with shareholders so that they are provided with complete and accurate information of all relevant aspects of the financial position and results of operations of the Organization. Reports and documents filed or submitted to Regulatory Bodies, including the SEC, as well as other public communications must consider a complete, fair, accurate, timely and understandable disclosure.

The Company must always keep a high standard with respect to all matters related to accounting, internal controls, internal and external reports and taxation. All financial records and accounts must reflect precisely the transactions and events performed and must be in compliance with the accounting and reporting principles required, as well as with the Company’s internal control system. The records must not be distorted, or directed to hide, conceal or alter the real financial position of the Company.

The Company’s communications and disclosures most always be made in the most clear,

true and precise manner possible, by all Employees, executives and officers. These individuals must avoid exaggeration, guesses, legal conclusions and notes or defamatory or depreciative comments, as well as negative descriptions of persons or companies. This applies to all kinds of communications, including e-mails or informal notes. For any different provision, the Employee, executive or officer must always consult the Legal Department before proceeding with any kind of response or comment.

17.1.                     Social Media

Unless authorized by the Marketing Department and the Legal Department, the Employees are discouraged from talking broadly about the Company in their social media. Arco understands that social media are used as sources of information and, at the same time, as a way of communicating with family, friends and professional contacts; therefore, we emphasize that corporate and business communications must be carried out through the appropriate and approved channels, using appropriate language.

Whenever Employees use social media and identify themselves as part of Arco Group, or incidentally mention it, for instance, on a Facebook page or professional networking site, Employees must always remember the following:

•                                          Never disclose confidential information about the Company, its business, customers or suppliers.

•                                          Make clear that any opinion expressed is your own and not the Company’s.

•                                          Remember that we are an employer that treats people as equals, without discrimination.

•                                          Be respectful to you colleagues and to every person associated with the Company, including customers and suppliers.

•                                          Immediately report to the Legal Department any communication or media containing incorrect or inappropriate information concerning the Company.

•                                          Never respond to any information or statement about the Company, including information that may be considered imprecise, without prior approval of the Legal Department.

•                                          Never post documents or parts of documents, images, videos or audio recordings produced with Arco’s property, or of Arco’s products, events or people.

18.                               Compliance with Laws, Rules and Regulations

The Organization is committed to conducting business with ethics and integrity, and in full compliance with all applicable laws, rules and regulations.

All Employees of Arco are required to know and comply with all laws applicable to the sectors of activity of the Organization (laws, regulations and standards in general), including all laws that may give rise to liability of the Organization for acts of its Employees or suppliers. Employees and suppliers must also must also comply with this Code and other policies of Arco intended to ensure compliance with applicable legislation and good corporate governance practices and ethical conduct.

In addition, suppliers also have an obligation to Arco to comply with all legislation applicable to the professional activities they conduct and that are the object of the supplier relationship.

19.                               Application of the Code and Training

All Employees must attend periodic training on the need to comply with the provisions of this Code and other policies of the Organization.

The managers of each department must ensure the implementation of the values and rules set forth in this Code in their working environment and in their respective day-to-day practices and assignments, and they should set an example to be followed by their subordinates.

20.                               Ethics Channel

Any violation or suspected violation of this Code, of any of our policies or of current legislation, which has been committed by one of our Employees, suppliers, service providers or business partners must be promptly reported through our Ethics Channel, once established, or to the Legal Department, with respect to the Employees of Arco, or through “Talk to Us” (available on the webpage each business unit of the Organization), targeted at service providers, third parties and the general public. Suggestions and questions regarding this Code may also be sent by such means.

The anonymity for whistleblowers will be guaranteed, if so requested, and any act involving retaliation or punishment to a whistleblower acting in good faith is prohibited.

Access to the Ethics Channel and to “Talk to Us” is free of charge through the following means:

•                                          Website:

•                                          http://www.arcoeducacao.com.br

•                                          http://www.portalsas.com.br/fale-conosco/

•                                          http://internationalschool.global/contato-3/

•                                          https://sae.digital/

Suggestions and questions sent through the channels above will be received, analyzed and answered by the Risk Management, Internal Controls and Compliance Committee, once established and when applicable, or by the Legal Department, as well as reports of violations or suspected violations.

21.                               Violations and Application of Penalties

Employees who violate any provisions of this Code, other policies of the Organization or applicable legislation in force, depending on the seriousness of the offenses committed, may suffer the following sanctions (in addition to any repercussions stemming from the reporting to appropriate authorities, in the event the act in issue constitutes a crime):

•                                          Oral or written warning;

•                                          Suspension of employment; or

•                                          Dismissal.

21.1.                     Compliance with This Code and Reporting of Any Illegal or Unethical Behavior

All employees, officers and directors are expected to comply with all the provisions of this Code. The Code will be strictly enforced, and violations will be dealt with immediately, including by subjecting persons who violate its provisions to corrective and/or disciplinary action such as dismissal or removal from office.

Violations of the Code that involve illegal behavior will be reported to the appropriate authorities.

Situations which may involve a violation of ethics, laws, rules, regulations or this Code may not always be clear and may require the exercise of judgment or the making of difficult decisions. Employees must promptly report any concerns involving violations of ethics, laws, rules, regulations or this Code to their supervisors or managers or the Legal Department or, in the case of accounting, internal accounting controls or auditing matters, the Audit Committee of the Board of Directors.

Any concerns about a violation of ethics, laws, rules, regulations or this Code by any senior executive, officer or director must be reported promptly to the Legal Department and the Legal Department shall notify the committee of the Board of Directors responsible for the appropriate corporate governance. Reporting of such violations may also be done anonymously through the Ethic Channel or to the Legal Department, as set forth in Section 19 hereof. Anonymous reports should provide enough information about the incident or situation to allow the Company to investigate properly. If concerns or complaints require confidentiality, including keeping an identity anonymous, the Company will endeavor to protect this confidentiality, subject to applicable laws, regulations or legal proceedings.

The Company encourages all employees, officers and directors to report any suspected violations promptly and intends to thoroughly investigate any reports made in good faith regarding violations. The Company will not tolerate any kind of retaliation for reports or complaints made in good faith regarding misconduct. Open communication of issues and concerns by all employees, officers and directors without fear of retribution or retaliation is vital to the successful implementation of this Code. All employees, officers and directors are required to cooperate in any internal investigations of misconduct and unethical behavior.

The Company recognizes the need for this Code to be applied equally to everyone it covers. The Risk Management, Internal Controls and Compliance Committee, once established, or the Legal Department, will have primary authority and responsibility for the enforcement of this Code, subject to the supervision of the committee of the Board of Directors, or, in the case of accounting, internal accounting controls or auditing matters, the Audit Committee, and the Company will devote the necessary resources to enable the Risk Management, Internal Controls and Compliance Committee or the Legal Department to establish such procedures as may be reasonably necessary to create a culture of accountability and facilitate compliance with this Code. Questions concerning this Code should be directed to the Legal Department.

21.2.                     Reporting Violations to a Governmental Authorities

Employees have the right under federal law to certain protections for cooperating with or reporting legal violations to governmental authorities or regulatory agencies. As such, nothing in this Code is intended to prohibit any employee from disclosing or reporting violations to, or from cooperating with, a governmental authority or regulatory agency, and Employees may do so without notifying Arco. The Company may not retaliate against an Employee for any of these activities, and nothing in this Code or otherwise requires an Employee to waive any monetary award or other payment that he or she might become entitled to from a governmental agency or entity, or self-regulatory organization.

22.                               Review, approval and application of this Code

This Code was approved by the Board of Directors of Arco Platform Limited on [•] and must be reviewed annually. In addition, it is hereby established that the Risk Management, Internal Controls and Compliance Committee, once established, or the Legal Department, shall be responsible for applying the provisions of this Code, including by possible insertions and/or amendments.

23.                               Term of Commitment

All Employees of the Organization, upon receiving this Code, must sign a term of commitment. The signature of the term and knowledge of the Code is mandatory for new Employees hired after the date of approval of the Code, upon admission to our Organization.

By signing the commitment, each Employee undertakes the obligation to ensure the application of the rules and principles set forth in this Code and other policies of the Arco Group.

At the moment of signing, the Employee must inform the Organization of any situations of conflict or other situations which may fall within the scope of this Code, including his/her possible stake in other companies or corporations, and the Legal Department should advise him/her possible actions to take to ensure compliance with this Code.

Any waivers, implicit or express, of the provisions in this Code for officers or directors will be disclosed to Arco’s shareholders in the annual report of Arco Cayman Ltd. (Form 20-F). Any amendments to this Code will also be disclosed on Form 20-F.

*  *  *